UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: October 23, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange
Q3 2013 results

Gervais Pellissier - Deputy CEO & CFO



disclaimer

This presentation contains forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us and there can be no guarantee that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: our ability to withstand intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fluctuations in general economic activity levels and in the level of activity in each of the markets in which we operate; the political situation in the countries where we invest; the emergence of new powerful players, such as content and service suppliers or search engines; our ability to obtain a return on our investments in the networks; fiscal and regulatory constraints and changes; conditions for accessing the capital markets, in particular risks related to financial market liquidity; exchange rate or interest rates fluctuations; asset impairments; and results of current litigation. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French *Autorité des Marchés Financiers* (AMF) on March 27, 2013 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 12, 2013. Except to the extent required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update forward-looking statements.

Q3 performance supports full year guidance

in €m	3Q 13 actual	var. cb	9m 13 actual	var. cb	key points
revenues	10,162	-4.0%	**30,765**	-4.3%	▪ -€684m regulation impact over 9 months ▪ 233m customers, +1.1m in Q3, with return to growth confirmed in France, Spain, Poland
excl. regulation.		-2.4%		-2.3%	
restated EBITDA*	3,366	-7.0%	**9,783**	-7.4%	▪ regulatory impact: -€239m over 9 months ▪ opex down by €617m over 9 months, full year target already achieved
in % of rev.	*33.1%*	-1.0pt	***31.8%***	-1.0pt	
CAPEX	1,293	+6.0%	**3,748**	+2.6%	▪ almost €400m FTTH & 4G in France over 9 months, in-line with targets ▪ 32% 4G population coverage in France ▪ +€200m on VHBB
in % of rev.	*12.7%*	+1.2pt	***12.2%***	+0.8pt	
operating cash flow (restated EBITDA* – CAPEX)	2,072	-13.5%	**6,034**	-12.6%	▪ consistent with FY guidance

*see slides 22 & 23 for EBITDA restatements

86% of >€7bn OpCF guidance achieved over 9m

acceleration of commercial momentum in our major geographies

contract net adds (excl. M2M)
(in thousands)



-396
31
156
245
-32
303
515
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
France
Spain
Poland
total

convergent broadband base
(in millions)



1.7
2.1
2.5
2.9
3.4
3.8
4.3
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
France
Spain
Poland

France
- best mobile contract net adds in France over the last 3 years (+414k and +298k excl. M2M)
  - contract quarterly churn rate down -2.3pt yoy
- fibre take off confirmed in France supporting a 27% share of broadband net adds

Spain
- record mobile contract net adds since Q4 10 (+179k or +71% yoy) driven by new portfolio of offers
- best ever broadband net adds (+83k) driven by convergence

Poland
- strong mobile net adds in Poland (+179k)
- both Nju and Open customer bases > 200k

RoW
- +47k contract customers in Romania thanks to smartphone push
- +452k mobile customers in Q3 in Egypt

UK
- +493k 4G customers in Q3, leading to ~1.2m end of September

1. confirmed success of **convergent** offers
2. efficiency of our commercial **segmentation** between SIMO and subsidies

➔ **+7% increase in Group mobile contract base (excl. M2M) year-on-year**

orange

Q3 2013 revenues

growth in Spain and emerging countries partly offsetting macroeconomic and competitive pressure in mature countries

Q3 yoy revenue growth

in €m	Q3 13 actual	Q3 13 % yoy cb	Q3 13 % yoy cb excl.reg
Group revenue	10,162	-4.0%	-2.4%
France	4,980	-5.6%	-4.9%
Spain	1,040	+1.2%	+6.9%
Poland	752	-7.9%	-2.6%
RoW	1,944	-0.5%	+1.3%
European countries	*788*	*-6.3%*	*-2.7%*
Africa & Middle-East	*1,022*	*+3.7%*	*+4.1%*
other	*137*	*+3.9%*	*+4.3%*
Enterprise	1,558	-7.2%	-7.2%
IC&SS	443	+13.4%	+13.4%
eliminations	-555	+0.1%	+0.1%

Group (orange)
- lighter regulation weight (-€173m in Q3 vs. -€511m in H1)
- +2.4% broadband revenues growth

France
- improved fixed services trend (-2.6% vs. -4.1% in H1) driven by PSTN
- -12% ARPU yoy, in line with FY expectations

Spain
- +11.5% growth in fixed services in Q3
- handset sales X3 following accelerated shift of the market towards installment sales

Poland
- better fixed services trend ex reg (-4.8% in Q3 vs. -8.3% in H1) driven by PSTN
- growing mobile customer base (+2.5% yoy)

RoW
- growth in Côte d'Ivoire (+11%), Senegal, Mali & Guinea (43% of the revenue base) whereas Egypt revenues slowdown
- contraction ex. reg. in Belgium (-10.1%) and Slovakia (-3.6%) while other countries up ex reg with +5.9% in Romania

Enterprise
- difficult European macroeconomic context and accelerated shift towards cheaper technologies

delivering on cost efficiency

ongoing cost reduction with increased contribution from indirect costs

■ yoy change in Group Opex base, in €m


-37
-182
-219
-129
-312
-441
-197
-421
-617
indirect costs
direct costs
Q1 13
H1 13
9m 13

- total Opex down €176m in Q3, compensating >40% of revenue erosion despite maintaining commercial investments
  o/w c.€120m in France with substantially lower savings from interconnection than in H1
- indirect costs down -€68m in Q3, o/w labour costs down -€42m driven by -5.1k average FTE's yoy in Q3

headcount evolution already leading to cost reduction

cumulated change in Group* headcount since end of 2012



+0.1k
-0.8k
-0.3k
-1.0k
Q1 13
0.0k
-1.8k
-0.9k
-2.7k
H1 13
-2.7k
-1.8k
-0.2k
-4.7k
9m 13
France
Poland
Others

* figures by geographies

Group headcount decreased by -2.8% over 9 months

3Q 2013 Group EBITDA: ongoing reduction of direct and indirect costs mitigating pressure on revenues

change in EBITDA*

in €m


-1.0pt
34.2%
3,618
-428
+112
+15
+42
+5
33.1%
3,366
Q3 12 cb
revenues
interco costs
commercial & content costs *
labour opex*
IT&N, property, G&A & other*
Q3 13
-€316m o/w -€49m regulatory effects

- ~41% of revenues erosion compensated by cost reduction
  - direct costs down (-4% yoy)
    - commercial costs down by €5m without impacting commercial performance
  - reduction of indirect costs (-€68m)
    - labour costs decrease
  - regulatory pressure still weighing on profitability

* see slide 22 for EBITDA restatements and remarks

orange

9m13 CAPEX
sustained investment in VHBB to consolidate network leadership

in €m



+2.6%
3,653
+134
+67
-106
3,748
+201
9m12cb
4G
FTTH / VDSL
other
9m13

compared with seasonality of previous year, 2013 CAPEX is front-end loaded, as several programs are completed e.g. in Poland (agreement with UKE)

as of end of Q3 13	near term targets
>2,500 4G sites, covering 500 cities or 32% of population 2.4m FTTH homes connectable almost €400m capex dedicated to VHBB in 9 months	> 3,800 4G sites, covering >40% population end of 2013 2.6m FTTH homes connectable end of 2013 > 3m VDSL-ready lines end of 2013
>1,000 4G sites, covering 13 cities and leading 4G rollout	15 4G cities covering 24% population end of 2013 800k FTTH homes connectable end of Q1 14
135 4G sites deployed together with T-Mobile 2.9m VDSL-ready lines	> 800 4G sites deployed together with T-Mobile end of 2013
4G commercially launched in Uganda and Mauritius	4G trial launched in Botswana and Senegal

orange

2013 guidance confirmed

2013 OpCF guidance	confirmation of at least €7bn
solid balance sheet	excluding tax litigation, net debt / EBITDA around 2.2x end of 2013 and closer to 2x by end 2014 *i.e. 2.4x including tax litigation end of 2013*
sustainable dividend policy adapted to cash generation	€0.30 interim dividend for 2013 to be paid on December 11th at least €0.80 dividend for 2013*
selective portfolio review	continuous focus on existing footprint, including potential disposals

* subject to the Annual General Meeting of Shareholders approval
ex div date: December 6, 2013, record date: December 10, 2013, payment date: December 11, 2013

appendices

Q3 2013 France financials
decreasing regulatory impact on revenues



■ **Q3 2013 revenues** (-4.9% excl. regulatory impacts)

in €m	Q3 13	var in cb	9m13	var in cb
revenues	4,980	-5.6%	15,064	-6.4%
excl. reg		*-4.9%*		*-4.3%*
mobile services	2,079	-9.4%	6,368	-9.7%
mobile equipment sales	123	-0.8%	354	-4.8%
fixed services	2,653	-2.6%	7,960	-3.6%
other revenues	126	-7.0%	383	-9.0%

- mobile service revenues in line with expectations with ARPU at -12% yoy (-7.5% ex reg) decelerating in Q3
- fixed services revenues trend improving :
  - better PSTN and wholesale revenues trends
  - broadband driven by larger customer base and increasing weight of Open offers

■ **France revenues,** in €m


5,278
-39
revenues ex reg -4.9%
-183
-1
-92
+4
+24
-9
4,980
Q3 12cb
regulatory impacts
mobile service revenues
mobile equipment sales
narrowband
broadband
wholesale
other
Q3 13
-8.1% ex reg
fixed services: -€65m
(after -€178m in H1'13)

Q3 2013 France KPIs

better commercial momentum in mobile contract and fixed broadband



mobile retail market share



46.4%
46.5%
46.0%
46.3%
46.4%*
37.2%
37.3%
36.5%
35.8%
35.3%*
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
active network market share* (1)
retail market share

sustained improvement of broadband conquest share



41.3%
41.0%
40.9%
40.8%*
20.3%
15.8%
27.9%
~27%*
Q4 12
Q1 13
Q2 13
Q3 13
broadband M/S (2)
broadband net adds M/S (2)

best contract net adds (excl. M2M) for the last 3 years



46
-433
-387
86
119
-33
320
153
167
232
133
99
85
171
-86
244
170
74
414
298
116
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
contract net adds excl M2M (k)
M2M net adds (k)

PSTN line losses slowing down, accelerating FTTH net adds



21
208
-251
-150
-173
34
182
-225
-145
-154
Q3 12
Q3 13
FTTH
naked DSL & other
PSTN only
PSTN&ADSL

* company estimates - (1) network market share, incl. national roamers - (2) source: ARCEP

Q3 2013 Spain

strong improvement of commercial momentum in both mobile and fixed driven by new portfolio of offers


40°
36°N
42°W
3°

Q3 2013 revenues

in €m	Q3 13	var in cb	9M13	var in cb
revenues	1,040	+1,2%	3,060	+1.5%
mobile services	706	-11.1%	2,192	-5.8%
mobile equipment sales	121	+208.1%	231	+83.0%
fixed services	209	+11.5%	627	+14.1%
other revenues	3	-43.3%	11	-24.1%

- +6.9% revenue growth ex-reg. in Q3 13 vs. +4.6% in Q2 13 and +3.3% in Q1 13
  - best level of mobile contract net adds since Q4 10 (+179k)
  - leading MNO portability in Q3 (+63k)
  - best ever DSL net adds (+83k) driving +11.5% growth in fixed revenues

mobile: double-digit contract customer base growth

mobile customers in 000s


11,854
3,905
7,949
+10.6%
12,414
3,621
8,793
Q3 12
Q3 13
prepaid
contract

fixed broadband: double-digit customer base growth helped by the success of convergence

customers in 000s

net adds in 000s


+17.3%
1,359
30%
1,594
60%
Q3 12
Q3 13
+36
+37
+40
+76
+83
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
broadband customer base
convergent offers penetration

orange

Q3 2013 Poland

improving commercial momentum in mobile helps alleviate revenue erosion ex reg (-2.6%)



52°
13°56'N
21°
00'30"E

Q3 2013 revenues

in €m	Q3 13	var in cb	9M13	var in cb
revenues	752	-7,9%	2,324	-8,4%
mobile services	356	-11.2%	1,104	-10.6%
mobile equipment sales	8	+8.9%	26	+6.4%
fixed services	353	-6.9%	1,087	-8.6%
other revenues	35	+20.8%	108	+21.9%

- improving commercial momentum in Q3 2013…
  - convergence strategy on track with +86k net adds in Open customers, adding to a 211k base
  - momentum building up in entry level SIMO offer, with +122k net adds in Nju.mobile, up to 203k customers
  - fixed voice line losses down -41% vs. Q312
- … helping to stabilize revenue trend
- cost savings plan on track
  - 1.3k FTE applied for voluntary departure out of a 2013 target of 1.7k

convergence: momentum in open customers

in 000s and in % of mobile postpaid base



0.1%
0.5%
33
1.0%
72
1.8%
125
3.0%
211
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13

mobile customer base: acceleration in net adds

in m customers



postpaid
prepaid
+2.5%
14.8
14.9
14.9
14.9
15.1
7.0
6.9
6.9
7.0
7.1
7.9
8.0
8.0
8.0
8.1
+1.2%
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13

fixed lines: improvement in fixed voice line losses

in 000s



-132
-90
-109
-96
-78
-41%
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13

headcount

FTE end of period



-9.7%
22,753
20,541
Q3 12
Q3 13

orange

Q3 2013 Rest of the World

steady growth in emerging markets but increasing regulatory & pricing pressure in European countries


Belgique
Luxembourg

Q3 2013 revenues

in €m	Q3 13	var in cb	9M13	var in cb
Total ROW	1,944	-0,5%	5,821	0.0%
Africa & Middle East	1,022	3.7%	3,016	3.7%
European countries	788	-6.3%	2,400	-4.6%
other countries	137	3.9%	416	2.3%

Africa & Middle-East

- mobile customer base at 84.6 million, up by +5.4 million yoy
- performance driven by Côte d'Ivoire, Senegal, Mali & Guinea, representing ~43% of the revenue base

European countries

- ex. reg. variation at -2.7%, with Romania at +5.9%
- contraction coming from Belgium (-10.1%) and Slovakia (-3.6%) with other countries showing growth ex. reg.

others

- strong performance in the Dominican Republic driven by customer base increase & mobile data

smartphone penetration in 5 key markets

(% of customer base & millions)


Romania
20%
2.1
Belgium
31%
1.2
Dominican Rep.
28%
0.9
Slovakia
30%
0.8
Moldova
21%
0.4

Orange Money customers in 5 key markets

(in % of customer base & millions)


Côte d'Ivoire
39%
2.5
Senegal
18%
1.3
Mali
12%
1.1
Cameroon
19%
1.1
Madagascar
65%
1.1

Q3 2013 Enterprise

focus on contract renewals as European (80% of revenues), macro-environment remains unfavourable

Business Services

Q3 2013 revenues

in €m	Q3 13	var in cb	9M13	var in cb
total enterprise	1,558	-7.2%	4,855	-5.6%
legacy networks	407	-13.4%	1,279	-13.4%
mature networks	675	-3.2%	2,052	-1.5%
growing networks	98	+2.5%	303	3.9%
services	378	-9.0%	1,221	-5.5%

IPVPN customer base growing

IPVPN accesses in France '000s



+2.8%
278
285
Q3 12
Q3 13

- legacy networks
  - ongoing pressure on prices in parallel to migrations to IP solutions
- mature networks
  - IPVPN customer base continues to grow but pressure on revenues coming from contract renegotiations
  - yoy slowdown in Broadcast activities ("UK Olympics" effect)
- growing networks
  - VoIP revenues, rather than Videoconferencing, is the main driver here, +7% yoy
- services
  - sluggish environment in Europe instead of anticipated pick-up
  - low equipment re-sales explaining half of the Q3 drop in services & -100 bps of the total Q3 segment revenues drop

key new contracts / renewals

- multinational customer in APAC region
  - global wide area network, ~$90m over ~6 years
- multinational gas customer in Europe region
  - global wide area network, ~$35m over ~5 years
- government entity
  - IP collect, ~€30m over ~4 years (6,000 sites)
- large French bank
  - Voice, ~€28m

9m 2013 Group EBITDA ongoing reduction of direct and indirect costs mitigating pressure on revenues

change in EBITDA*

in €m



-1.0pt
32.8%
10,560
-1,395
+355
+131
+76
+56
31.8%
9,783
9m 12 cb
revenues
interco costs
commercial & content costs *
labour opex*
IT&N, property, G&A & other*
9m 13
-€1,040m o/w -€239m regulation impacts

- **regulatory pressure still weighting on profitability**
  - ~44% of revenues erosion compensated by cost reduction
  - direct costs down (-5% yoy)
    - commercial costs down €22m without impacting commercial performance
  - reduction of indirect costs (-€197m)
    - labour costs decrease
    - savings in IT&N, property, G&A & other costs

* see slide 23 for EBITDA restatements and remarks

significant decrease of labour opex over 9m 13
favourable volume effect

■ 9m Group labour opex down -1.1%

in €m



-1.1%
+141
-65
-6,643
-6,719
9m 12cb
volume
price effect & other **
9m 13

- **volume down:** decrease in average FTEs* by 2.1%:
  - in France, net decrease of c. -2,200 average FTEs* yoy (-2,3%)
- **moderate wage increase**
  - +1.95% average salary increase in France
  - +3.90% average salary increase outside of France
- **success of Senior Part Time plans** 11k employees entered the schemes

* Full Time Equivalents ; **o/w profit sharing

EE: 4G base grows half million to c. 1.2m, with high single digit ARPU uplift for existing consumers migrating to 4G

Q3 mobile service revenue -0.6% ex regulation, £m



-3.3%
-0.6%
-41
+40
-48
1,496
1,455
1,446
Q3/12
regulation
Q3/12 ex regulation
postpaid
prepaid
Q3/13

Sustained low postpaid churn#



1,3%
1,1%
1,1%
1,1%
1,2%
1,2%
1,2%
1,2%
1,2%
1,1%
1,1%
Q1/11 Q2/11 Q3/11 Q4/11 Q1/12 Q2/12 Q3/12 Q4/12 Q1/13 Q2/13 Q3/13

monthly average (3 month rolling)

Solid postpaid net adds*



160k
236k
185k
313k
151k
150k
250k
201k
166k
216k
181k
Q1/11 Q2/11 Q3/11 Q4/11 Q1/12 Q2/12 Q3/12 Q4/12 Q1/13 Q2/13 Q3/13

* excluding MVNOs and M2M

Insights

– 4G postpaid base up 493K or 72% over Q2 to nearly 1.2m, exceeding target of 1m 4G customers four months early
– 64% of new/renewing postpaid customers opting for 4G contracts or 4G-ready devices, +8 ppts on Q2/13

Initiatives

– Summer double data / double speed promotion
– Marketing increases EE brand presence, with spontaneous awareness reaching 47%
– In October, expanded 4G offering with new entry-level postpaid plans and new prepaid plans

details on revenues

in €m	Q3 13 actual	Q3 13 % yoy cb	Q3 13 % yoy cb excl.reg	9m 13 actual	9m 13 % yoy cb	9m 13 % yoy cb excl.reg
Group revenue	10,162	-4.0%	-2.4%	30,765	-4.3%	-2.3%
France	4,980	-5.6%	-4.9%	15,064	-6.4%	-4.3%
mobile services	2,079	-9.4%	-8.1%	6,368	-9.7%	-5.7%
handset sales	123	-0.8%	-0.8%	354	-4.8%	-4.8%
fixed services	2,653	-2.6%	-2.4%	7,960	-3.6%	-3.0%
other	126	-7.0%	-7.0%	383	-9.0%	-9.0%
Spain	1,040	+1.2%	+6.9%	3,060	+1.5%	+4.9%
mobile services	706	-11.1%	-4.6%	2,192	-5.8%	-1.6%
handset sales	121	+208.1%	+208.1%	231	+83.0%	+83.0%
fixed services	209	+11.5%	+11.5%	627	+14.1%	+14.1%
other	3	-43.3%	-43.3%	11	-24.1%	-24.1%
Poland	752	-7.9%	-2.6%	2,324	-8.4%	-3.9%
mobile services	356	-11.2%	-2.4%	1,104	-10.6%	-2.7%
handset sales	8	+8.9%	+8.9%	26	+6.4%	+6.4%
fixed services	353	-6.9%	-4.8%	1,087	-8.6%	-7.2%
other	35	+20.8%	+20.8%	108	+21.9%	+21.9%
RoW	1,944	-0.5%	+1.3%	5,821	+0.0%	+2.0%
European countries	788	-6.3%	-2.7%	2400	-4.6%	-0.5%
Africa & Middle-East	1022	+3.7%	+4.1%	3016	+3.7%	+4.0%
other	137	+3.9%	+4.3%	416	+2.3%	+2.8%
Enterprise	1,558	-7.2%	-7.2%	4,855	-5.6%	-5.6%
IC&SS	443	+13.4%	+13.4%	1,273	+5.7%	+5.7%
eliminations	-555	+0.1%	+0.1%	-1,633	-1.7%	-1.7%

Q3 13 EBITDA restatements

in €m	Q3 12cb	Q3 13
EBITDA restated	**3,618**	**3,366**
litigations	-3	+5
labour related	-24	-38
free share plan	-13	-
senior part time	-11	-38
other		
Austria disposal		+9
EBITDA reported	**3,590**	**3,342**

- remarks on restated Q3 EBITDA
  - €11m of content provision used in Q3 13 vs. €0m used in Q3 12 (commercial costs & content item)
  - TPS provision of €62m used in Q3 13 vs. €45m used in Q3 12 (labour opex item)
  - no content provision used in Q3 13 vs. €11m used in Q3 12 (other costs item)
  - capitalization effect on boxes neutralized between "commercial costs" and "other"

9m 13 EBITDA restatements

in €m	9m 12cb	9m 13
EBITDA restated	**10,560**	**9,783**
litigations	+41	+18
labour related	-229	-116
free share plan	-39	-
senior part time	-190	-116
other		
OTMT indemnity	-116	-
Austria disposal		+74
EBITDA reported	**10,256**	**9,758**

- remarks on restated H1 EBITDA
  - €31m of content provision used in 9m 13 vs. €98m used in 9m 12 (commercial costs & content item)
  - TPS provision of €175m used in 9m 13 vs. €124m used in 9m 12 (labour opex item)
  - no content provision used in 9m 13 vs. €36m used in 9m 12 (other costs item)
  - capitalization effect on boxes neutralized between "commercial costs" and "other"

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